

# John J. Lennon · 3rd

Interim President at Golden Moon Distillery

Golden, Colorado, United States · Contact info

500+ connections

Golden Moon Distillery and Tasting Room

Syracuse University - Martin J. Whitman School of Management

## Experience

**Interim President**
Golden Moon Distillery and Tasting Room
Nov 2019 – Present · 2 yrs 2 mos
Golden, Colorado, United States

**Interim President & CEO**
Uinta Brewing Company
Feb 2018 – Mar 2019 · 1 yr 2 mos
Salt Lake City, UT

**Interim President & CEO**
C. Mondavi & Family
2016 – 2017 · 1 yr
St. Helena, CA

**Founder & President**
Arcanum Ventures
2015 – 2016 · 1 yr

Firm invests in and provides advisory, guidance, planning and fund raising services to early and mezzanine stage beverage producers as well as financial institutions contemplating investment within the beverage sector.

**President**
Xyience
2010 – 2015 · 5 yrs

Show 5 more experiences

## Education

**Syracuse University - Martin J. Whitman School of Management**
Master of Business Administration - MBA, Marketing & Finance